INVESTMENT MANAGERS SERIES TRUST II
235 West Galena Street
Milwaukee, Wisconsin  53212

November 13, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”) File No. 333-191476 and 811-22894 on behalf of the Livian Equity Opportunity Fund (the “Fund”)

On behalf of the Registrant, the Registrant is filing Post-Effective Amendment No. 46 to its Registration Statement on Form N-1A pursuant to Rule 485(a)(2) to create one new series, the Livian Equity Opportunities Fund.

Please direct your comments to the undersigned at (626) 385-5777 or (302) 559-5113.  Thank you.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake